UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF NEW YORK
----------------------------------------x

PHILIP E. ORBANES, suing derivatively                      :    Civil Action No.
on behalf of JENNIFER CONVERTIBLES,                             CV-94-5694 (DRH)
INC.,                                                      :

                                    Plaintiff,             :

                  -against-                                :

HARLEY J. GREENFIELD, FRED J. LOVE,                        :
EDWARD B. SEIDNER, AL FERRARA, BERNARD
WINCIG, WILLIAM F. APFELBAUM, GLENN S.                     :
MYERS, MICHAEL N. ROSEN and JARA
ENTERPRISES, INC.,                                         :

                                    Defendants,            :

                  -and-                                    :

JENNIFER CONVERTIBLES, INC.,                               :

                                    Nominal Defendant.     :

----------------------------------------x

MYER OKUN and DAVID SEMEL, derivatively                    :    Civil Action No.
and on behalf of JENNIFER CONVERTIBLES,                         CV-95-0080 (DRH)
INC.,                                                      :

                                    Plaintiffs,            :

                  -against-                                :

AL FERRARA, HARLEY J. GREENFIELD, FRED                     :
J. LOVE, EDWARD B. SEIDNER, LAWRENCE R.
HAUT, BERNARD WINCIG, WILLIAM F.                           :
APFELBAUM, GLENN S. MYERS, MICHAEL N.
ROSEN, MICHAEL J. COLNES and JARA                          :
ENTERPRISES, INC. and JENNIFER
CONVERTIBLES, INC.,                                        :

                                    Defendants,            :

                  -and-                                    :

JENNIFER CONVERTIBLES, INC.,                               :

                                    Nominal Defendant.     :
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----------------------------------------x
----------------------------------------x

MYER OKUN DEFINED BENEFIT PENSION PLAN,                  :   Civil Action No.
derivatively and on behalf of Jennifer                       CV-95-3162 (DRH)
Convertibles, Inc.,                                      :

                                    Plaintiff,           :

                  -against-                              :

JEROME I. SILVERMAN COMPANY and JEROME                   :
I. SILVERMAN,
                                                         :
                                    Defendants,
                                                         :
                  -and-
                                                         :
JENNIFER CONVERTIBLES, INC.,
                                                         :
                                    Nominal Defendant.
                                                         :
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                              OBJECTION TO PROPOSED
                              SETTLEMENT AND NOTICE
                             OF INTENTION TO APPEAR

                  Wexford Management, LLC (comprised of Wexford Special Situations 1996, L.P., Wexford Special Situations 1996 Institutional, L.P. and Wexford Special Situations 1996 Limited), Kenneth Grossman and family, Zachary Goldwyn I.R.A., Anthony Pacchia and Amir Shaked (the "Objectors"), shareholders of nominal defendant Jennifer Convertibles, Inc. ("Jennifer") through their attorneys Coleman & Rhine LLP, hereby serve notice of their intention to appear at the Settlement Hearing scheduled for April 15, 1997, pursuant to the Court Order dated March 3, 1997, and interpose their objection to the proposed settlement.

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                                  INTRODUCTION

                  Objectors collectively hold approximately 350,000 shares of common stock of Jennifer, equaling about 6% of the total shares outstanding. Copies of Objectors' respective holdings are annexed as Exhibit A. Since 1987, when Jennifer was formed and had its initial public offering, the three individuals controlling Jennifer, defendants Harley J. Greenfield ("Greenfield"), Edward B. Seidner ("Seidner") and Fred J. Love ("Love") (collectively, the "Controlling Directors"), have engaged in improper self-dealing through a series of transactions between Jennifer and Jara Enterprises, Inc., an affiliated private company, owned until recently in equal shares by the Controlling Directors (the "Private Company").

                  During the ten years since Jennifer went public, it has grown from a start-up venture with a handful of stores to the largest national seller of sofabeds, with 160 stores (a number of which are licensed by Jennifer) and $110,000,000 in revenue. However, due to the self-dealing and improprieties of the Controlling Directors, and the acquiescence of the board of directors, the Private Company and the Controlling Directors, rather than Jennifer or its public shareholders, have been the principal beneficiaries of this growth.

                  The settlement proposal currently before this Court actually contemplates continuing the self-dealing which prompted

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these lawsuits. The proposal not only fails to confer any benefit to Jennifer or its public shareholders, but if it is approved by this Court, Jennifer's financial mismanagement and the stock market's negative perception of its management will continue unabated. Moreover, while Jennifer had never been obligated to use the Private Company's services, the Proposed Settlement contemplates binding Jennifer to unfavorable terms for at least two years. Finally, there has been no discovery, no arms-length negotiations, and no opportunity for Objectors to learn the details of the claims being released or of the settlement process. Objectors have been stonewalled repeatedly in their attempts to obtain copies of crucial documents.

         The details of the improper self-dealing, as well as questionable accounting practices engaged in by the Controlling Directors are contained in a report prepared by a former Jennifer director, Michael Colnes (the "Colnes Report")(1). The Colnes Report was prepared with the assistance of independent legal counsel (Schulte, Roth & Zabel) and independent accountants (Ernst & Young). The Colnes Report condemned the self-dealing and non-disclosed actions of Greenfield, Seidner and Love, and

--------

         (1) The Colnes Report was designated as the Report of Independent Counsel to the Board of Directors of Jennifer Convertibles, Inc. It was first presented to the Board in summary fashion on December 2, 1994. On January 26, 1995, the final report was issued confirming the conclusions in the summary report.

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concluded that Jennifer had meritorious claims against these three directors and against the Private Company.

                  The Company's 1996 Annual Report on Form 10-K (the "1996 10-K") (at p. 19-20) stated that Colnes had "reviewed many significant related party transactions and recommended to the Board that the Company assert claims to recover damages for harm caused the Company." Objectors believe that the Colnes Report is both lengthy and thorough in scope, but have been denied access to it despite several requests to counsel on both sides of these derivative actions.

                  Colnes resigned from Jennifer's Board of Directors (the "Board") almost immediately after rendering the final version of his report. He was replaced on the litigation committee by two new directors, Kevin Coyle and Edward Bohn, who were the handpicked appointees of the very same Controlling Directors that Colnes had investigated and had found to have engaged in self-dealing and other wrongful conduct. Coyle and Bohn ultimately negotiated a settlement of the derivative claims.(2)

                  On or about March 18, 1996, counsel to the parties in the derivative actions executed a memorandum of understanding (the "1996 Memorandum") settling the lawsuits, despite the absence of any activity in the derivative actions which had been

--------

         (2) The appointment of these directors has never been subjected to a vote of Jennifer's shareholders since Jennifer has not held a shareholders meeting since August, 1994.

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filed in December, 1994 and January, 1995. Appended to the 1996 Memorandum was a
proposed agreement between the Private Company and Jennifer which purported to resolve all of the self-dealing issues and to "restructure" the interested party relationships and arrangements then in existence. The terms of this agreement and of the settlement reflected in the 1996 Memorandum were negotiated by the so-called "independent" litigation committee comprised of directors Coyle and Bohn (the "Independent Committee").

         Fully a year after the 1996 Memorandum was signed, and once again with no discovery or other proceedings in the derivative actions, a proposed settlement has now been presented to the Court (the "Proposed Settlement") consisting of seven separate agreements between Jennifer and the Private Company (the "New Agreements"). The New Agreements are a studied exercise in obfuscation and replace the single agreement appended to the 1996 Memorandum. Despite the indecipherable complexity of these seven agreements, and the long interval of time that elapsed since the 1996 Memorandum, Jennifer's public shareholders have been provided with less than one month to object to the Proposed Settlement (3).

--------

         (3) The Court's March 3, 1997 Order required that the Notice of Hearing be published no later than March 10, 1997. The notice was not published until March 12, 1997, thereby reducing even further the time to review the Proposed Settlement and prepare an (...continued)

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                  Moreover, any evaluation and/or objection to the Proposed
Settlement had to be based on a record that is devoid of any formal document or deposition discovery. There has not even been any so-called "confirmatory" discovery. Neither the members of the Independent Committee nor any persons working on their behalf were ever deposed. Michael Colnes has not been deposed. None of the defendants were deposed. In addition, Objectors -- representing approximately 6% of the shares outstanding -- have been denied access to relevant documents. These actions continue the pattern of the Controlling Directors' preventing any details of the financial relationship between Jennifer and the Private Company from ever being examined. In fact, Colnes and Jennifer's own accounting firms were never provided access to the records of the Private Company relating to its transactions with Jennifer.

                  The request to obtain the critical Colnes Report, upon which the claims in the derivative actions were based, was denied by counsel. Yet, the Proposed Settlement contemplates that all claims that were or could have been raised pursuant to the Colnes


----------
         (3) (...continued)
objection. As a result, Objectors obtained the consent from lead counsel for both plaintiffs and defendants (and from the Court) to file any objection on or before April 11, 1997. Counsel, however, conditioned their consent on Objectors agreeing not to review or respond to the papers submitted in support of the Proposed Settlement. We have not been served with defendants' supporting papers and although we were served with derivative plaintiffs' supporting papers on April 9, 1997, this objection does not respond to those documents.


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Report are to be deemed res judicata. The Proposed Settlement also seeks to release all matters referred to or discussed in (i) the draft complaint in a proposed action entitled Zises, et al. v. Greenfield, et al. (S.D.N.Y.) dated March 30, 1994, and (ii) the March 22, 1994 letter from Michael Colnes to Harley Greenfield, neither of which have been provided to Objectors. Further, a request to view a report purportedly refuting the conclusions of the Colnes Report was met with the imposition of conditions that would render any review meaningless. Finally, no report or documents have been provided detailing the methodology, analysis and conclusions of the Independent Committee. Under these circumstances, neither the Court nor Objectors have information sufficient to make a reasoned analyses of the value, fairness or propriety of the Proposed Settlement.

                  Therefore, on procedural grounds alone, the Proposed Settlement cannot be approved. Moreover, based on what limited information is available, the Proposed Settlement is neither fair, reasonable nor adequate on a substantive basis, for at least the following reasons:

                  A) The Proposed Settlement consists of a series of labyrinthine agreements which to the extent decipherable merely serve to perpetuate and in some cases exacerbate the self-dealing and over-reaching by the Controlling Directors which, in large part, prompted these lawsuits in the first place. What little that can be understood from the New Agreements reveals that:


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                           1)       The New Agreements continue to shift
                                    economic power away from Jennifer to the Private Company, to the detriment of Jennifer and its public shareholders;

                           2) The New Agreements require Jennifer to continue utilizing the Private Company for warehousing and related services and pay exorbitant fees to the Private Company. Under the New Agreements, Jennifer will pay the Private Company for warehousing and fabric protection at the rate of 8.3% of sales until December 31, 1997, and at 7.2% of sales until 1999, at which time the Private Company will begin to purchase these identical services from Jennifer at the rate of 2% plus a fee for fabric protection!

                           3) The New Agreements require Jennifer to pay to the Private Company more for fabric protection than it would pay to outside entities or than it would have to expend if it did this work on its own. Moreover, the New Agreements require Jennifer to pay on a percentage of sales basis. This arrangement could incentivize Jennifer to increase raw dollar sales volume, thereby increasing the Private Company's fees, while generating smaller profits for Jennifer because the additional sales generate losses.

                           4) The New Agreements contain no assurance that the Public Company will not continue to subsidize the Private Company's advertising expenditures. In fiscal year 1996, advertising expenditures by the Public Company aggregated $12.3 million or 11.6% of sales, an amount which Objectors believe cannot be justified against industry standards.

                           5) In fiscal years 1994-96, Jennifer wrote off $7.3 million in receivables from the Private Company. Under the New

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                                    Agreement, the Private Company will only
                                    reimburse the Public Company for $1.4
                                    million of such receivables and do so over seven years.

                           6) There is no rational basis advanced for Jennifer being unable to either find alternative warehouse facilities or perform its own warehousing-related services. Rather than correcting and compensating for the past and preventing recurrences in the future, the New Agreements bind Jennifer to dealing with the Private Company for at least an additional two years. Whereas, Jennifer had never before been obligated to purchase services from the Private Company.

                           7) The New Agreements, in particular the Offset Agreements, essentially obligate Jennifer to provide the Private Company with a $1,000,000 interest free loan.

                  B) The Proposed Settlement contains no prophylactic measures designed to prevent future recurrences of the self-dealing and hidden transactions undertaken by the Controlling Directors who still remain on both sides of these transactions.

                  C) The Proposed Settlement contemplates no payment from any defendant to Jennifer for the harm they caused the company.

                  In sum, based on the limited information available to Objectors, the Proposed Settlement in these minimally litigated derivative actions appears to be a sham. Rather than correcting past misdeeds and benefiting Jennifer, the Proposed Settlement merely perpetuates the pattern of self-dealing, binding Jennifer to oppressive terms for at least two years at the expense of its public shareholders.

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                              STATEMENT OF FACTS(4)

                  Jennifer is the owner and licensor of the largest group of sofabed specialty retail stores in the United States. There are over 100 Jennifer Convertible stores throughout the country. Jennifer also operates "Jennifer Leather" and "Elegant Living" stores. As of August 31, 1996, 50 of the Jennifer Convertible stores and 36 Jennifer Leather stores were owned by Jennifer, and 79 were owned by third parties and operated under licenses from Jennifer. An additional 21 Jennifer Convertible stores not owned or licensed by Jennifer operate in New York. These New York stores are owned by the Private Company, which in turn has been owned by the Controlling Directors. These New York stores are still operated, in many respects, in conjunction with the company-owned and licensed stores.

                  Jennifer was incorporated in 1986 and was granted the exclusive license to use, sublicense and franchise the use of the trademark "Jennifer Convertible." The three defendants -- Greenfield, Love and Seidner -- who owned the Private Company, controlled Jennifer. Initially, when the Private Company had substantially more stores and larger sales volume than Jennifer, the Private Company supported Jennifer under a warehousing and purchasing agreement providing Jennifer with access to the

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         (4) This section is based on various public filings, the complaints in these derivative actions, and on the settlement documents.

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Private Company's warehousing and distribution facilities and services and permitting Jennifer, for a fee, to take advantage of the Private Company's infrastructure and purchasing power. However, the claimed economic justifications for using the Private Company's facilities clearly no longer exist. Today, Jennifer, the public company owns or licenses approximately 160 stores compared to only 21 stores owned by the Private Company.

                  Indeed, Jennifer confirms that while it may have once lacked the financial wherewithal to provide its own warehousing and related services, it is now able to do so. The 1996 10-K (at p. 43), in Greenfield's name stated:

                  . . . . the Company has not had, until
                  recently, the financing to open its own
                  warehouse or the inclination to use such financing to open warehouses instead of stores.

                  The problematic relationship between Jennifer and the Private Company publicly came to light in 1994. The financial statements included in a number of Jennifer's quarterly reports issued in 1994 were materially overstated by virtue of defendants' failure to report accurately the true relationship with the Private Company. Moreover, the Controlling Directors chose to disregard the fact that at least 22 of the stores from which Jennifer was receiving royalties in exchange for the use of the Jennifer Convertible trademark had significant operating losses and that Jennifer was required to have its financial

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statements reflect the losses suffered by these limited partnership licensees.
These losses were having, or threatened to have, a material adverse financial impact on Jennifer. Defendants also knew that Jennifer was not adequately reserved for bad debts. As a result of these material misstatements in public filings, Jennifer became the target of numerous federal securities class actions and a formal investigation by the Securities and Exchange Commission. (See 1996 10-K at p. F-24.)

                  These improper accounting practices also precipitated the appointment of a committee to fully investigate the various related party transactions and relationships. Michael Colnes became a committee of one. The investigation, with the assistance of independent counsel and accountants, focused on Jennifer's inappropriate accounting practices, and more importantly on the long history of self-dealing, over-reaching and hidden transactions by the Controlling Directors, and the resulting substantial damages suffered by Jennifer.

                  The Colnes Report concluded that Jennifer had meritorious claims against the Controlling Directors, against the Private Company and against the Private Company's accountants. The report condemned the action of the directors and recommended that the Board commence litigation on behalf of Jennifer. The Board refused, which was not unexpected in light of the control exercised by the three Controlling Directors. The Board's

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decision, as well as the Controlling Directors' refusal to provide Colnes with access to the Private Company's financial records, forced Colnes to resign. A copy of Colnes resignation letter, dated February 9, 1995 is annexed as Exhibit B.(5)

                  Instead of following the recommendations of the Colnes Report, the Controlling Directors commissioned its own report, the "Ten Eyck Report." The Ten Eyck Report predictably concluded that the Colnes Report was without merit.(6) One of the conclusions of the Colnes Report, as reported in the 1996 10-K (at p. 44), was that Colnes had been denied access to the books and records of the Private Company. See also Exhibit B. This is not surprising in light of the declination of Jennifer's third accounting firm Richard A. Eisner and Co. to render an unqualified opinion, because "the Private Company was unable to provide documentation for transactions performed by the Private Company on behalf of [Jennifer]." (Id. at p. F-1.) Indeed, the only persons who have ever been provided access to the Private

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         (5) We were able to obtain a copy of this letter solely because it was appended to a public filing.

         (6) As noted above, Objectors have been denied any reasonable access to the so-called Ten Eyck report. Objectors were told by counsel to Jennifer that only Objector Grossman, and no one else, including specifically Objector Shaked, could review the report and that no notes could be taken. In addition, viewing a response, without access to the document to which it is responding (i.e., the Colnes Report) is like debating an empty chair. Counsel's actions in this regard are sophomoric and puzzling.

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Company's financial documents are the Controlling Directors and persons retained by them to act on behalf of the Controlling Directors, and not on Jennifer's behalf. There is little doubt that the Controlling Directors for years have assiduously worked to prevent disclosure of the details of their self-dealing. Indeed, Objectors have learned that most of Jennifer's accounting functions had been performed by defendant Jerome Silverman's accounting firm, the Private Company's accountants.

                  The Controlling Directors also appointed Coyle and Bohn as directors. They replaced Colnes and became the Independent Committee. This so-called Independent Committee, whose independence has never been tested through discovery, then proceeded to discount any value to the meritorious claims against the Private Company and the Controlling Directors described in the Colnes Report, and negotiated the agreement appended to the 1996 Memorandum. That agreement was ultimately transformed into the labyrinthine seven agreements which are the basis of the 1997 Proposed Settlement. Of course, during the more than one-year period since the 1996 Memorandum was signed, the self-dealing and over-reaching by the Controlling Directors continued unabated.(7)

--------

         (7) In fiscal 1996, Objectors estimate that overcharging for warehousing and fabric protection services amounted to at least $5 million and the advertising subsidy amounted to an additional $2 million. As such, shareholders were short-changed at least $7 million, or over $1.00 of earnings per share. Under current stock market valuations, this earnings per share would have translated into a stock price of at least $10 vs. the current $2 price.

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Moreover, according to the 1996 10-K (at p. 26), Jennifer -- presumably as part of the settlement -- established a "monitoring committee" to oversee the inter-company transactions. One of the three members of the committee, Bernard Wincig, has been counsel to the Private Company since 1980.

                             THE PROPOSED SETTLEMENT

                  The Proposed Settlement, submitted to the Court for approval a full year after the 1996 Memorandum was signed, consists of a series of seven separate agreements summarized as follows(8):

                  A)       (Warehouse Services):

                           Until December 31, 1997, Jennifer will pay the
                  Private Company for all services under the warehousing agreement 8.3% of the retail sales prices, less the costs of certain services that will be assumed by

--------

         (8) The New Agreements are a measured attempt at obfuscation. They are lengthy, extremely difficult to decipher, and contain inexplicable terms that are unnecessarily obtuse. Since the New Agreements themselves are cryptic, and we believe purposely so, this summary is from Jennifer's Form 10-Q for the quarter ending November, 1996. Further review of the New Agreements is required to reach a full understanding of their terms and the benefits, if any, bestowed on Jennifer, as well as to determine how such confusing agreements could result from "arms-length" negotiations. As proof of the complexity of these agreements, the summary itself consumes six pages of this Objection!

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                  Jennifer previously provided by the Private Company, but no lower than 7.2% of sales. For 1998, the fee will be 7.2%. Upon the effective date, Jennifer will no longer pay the Private Company separately for "fabric protection" services. Jennifer has also agreed to pay an additional warehouse fee during the calendar year 1996 if the total retail sales of Jennifer are less than an agreed-upon amount. Jennifer will pay the Private Company $65,000 for each million dollar shortfall in annual sales. Jennifer has also agreed to pay a re-delivery fee to the Private Company of 3% of selling price for customer deliveries that have to be redelivered to customers under certain circumstances. In 1997 and 1998, if an annual sales level of $140 million (this number was apparently subsequently adjusted to $106 million) is achieved, the Private Company will pay back 50% of previous shortfall payments in each of such years. To the extent the shortfall is not so repaid in full, starting on January 1, 1999, the

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                  Private Company will repay the balance of the
                  shortfall over seven years without interest.

                  B)       (Assignment of Real Property Interests
                  of Warehouses):

                           Effective January 1, 1999, the Private
                  Company and/or its affiliates will transfer to Jennifer all real property interests in the various warehouses serving the business along with the leasehold interests subject to mortgages and other security agreements.

                  C)       (Warehouse Services to the Private
                  Company):

                           Commencing January 1, 1999, Jennifer
                  will provide the Private Company all
                  warehousing services for 2% of the Private
                  Company's delivered retail selling prices, plus a fee for "fabric protection" services.

                  D)       (Freight Charges):

                           Jennifer will continue to pay all freight charges
                  (for inventory delivered to warehouses) through December 31, 1998, based upon an agreed schedule with the Private Company.

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
                  E)       (Assignment of Interest in Certain
                  Limited Partnerships and Other Corporate
                  Licensee):

                           The Private Company will purchase the interests of
                  the limited partnerships known as LP III, LP IV and LP V (these limited partnerships of which Jennifer is the General Partner, operate and own a number of licensed stores) and the equity interest of the shareholders of S.F.H.C. [i.e., South Florida Holding Corp., another licensee of Jennifer] and assign these interests to Jennifer. Jennifer, in turn, will release the limited partners and the shareholders, officers and directors of S.F.H.C. from all claims and/or obligations owed to Jennifer. F) (Inter-Company Accounts):

                           The Private Company will pay Jennifer under the
                  offset agreement $1,400,000 in resolution of certain inter-company account balances(9) as of August 26, 1995 at $17,000 per month [over 84 months] to be applied

--------

         (9) This obligation appears on the books of Jennifer as being in an amount in excess of $7 million.

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
                  toward principal and interest at 6%, until repaid.

                  G)       (License of Computer Programs):

                           Commencing January 1, 1999, the Private
                  Company will license Jennifer to use and change the Private Company's computer programs without fee. Jennifer will also assume the obligations and personnel of the Computer Department, presently maintained by the Private Company.

                  H)       (Warranty and Fabric Protection):

                           Jennifer will be responsible for any
                  claims for breach of warranty relating to "fabric protection" in connection with sales by both Jennifer and the Private Company.

                  I)       (Amounts Due From Officers of S.F.H.C.
                  of $1,200,000):

                           The Private Company will assume and pay $1,200,000 of
                  the debt of the officers of S.F.H.C. This amount will be paid to Jennifer in 84 equal monthly installments, without interest, beginning January 1, 1999.

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
                  J)       (Offset Agreements):

                           On November 1, 1995 and March 1, 1996,
                  Jennifer and the Private Company entered into offset agreements. Such offset agreements permit the two companies to offset their current obligations to each other for merchandise purchases, warehouses fees, fabric protection fees and freight. The Settlement Agreement contemplates that amounts owing in excess of $1,000,000 at any time will be paid in cash. As part of the offset agreement, the Private Company agreed to assume certain liabilities owed to Jennifer by the Unconsolidated Licensees.

                  K)       (Royalties):

                           The Unconsolidated Licensees will pay to Jennifer any
                  royalties owed under the offset agreement. The Private Company will pay royalties owed of $100,000 for stores that the Unconsolidated Licensees have closed commencing January 1, 1999 in 84 equal monthly installments without interest.

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                  L)       (Agreement of Sale of Inwood, New York
                  Warehouse):

                           On June 30, 1996, the Private Company
                  sold the Inwood, New York warehouse which has been the principal warehouse in the distribution system. In connection with this sale, Jennifer will receive from the Private Company payments of $25,000 per month for 84 months commencing January 1, 1999. Effective December 1, 1996, the warehouse fee will be reduced to 7.2% of the retail sales prices and fabric protection revenue collected from customers.

                  M)       (Subordination)

                           Subject to court approval of the Settlement
                  Agreement, Messrs. Greenfield and Seidner have agreed to subordinate, until January 1, 1999, their right to receive payments in respect of the $10,273,000 owed to them by the Private Company, if the Private Company is in default in the payment of any cash obligation to Jennifer arising after August 7, 1996 after giving effect to any offsets as between Messrs. Greenfield and

                  Seidner and the Private Company.  Such
                  subordination does not apply to any
                  distribution in respect of a disposition of substantially all of the assets of the Private Company.
                  Despite the extraordinary complexity of the terms of

the new inter-company agreements comprising the Proposed Settlement, derivative plaintiffs' counsel has conducted no formal discovery to determine the fairness of the Proposed Settlement or the process engaged in to reach this Proposed Settlement. Although additional documents and further analysis are required to gain a complete understanding of the economic effect to Jennifer of the Proposed Settlement, on its face it appears to do nothing more than continue the very activities that were alleged in the derivative actions to constitute self-dealing and breaches of fiduciary duties.(10) Indeed, a number of terms

--------

         (10) Public filings indicate that in exchange for their interests in the Private Company, the Private Company issued two $5,000,000 promissory notes to Greenfield and Seidner, respectively. Obviously, this does very little to diminish their personal interest in continuing to benefit the Private Company at the expense of Jennifer. They must ensure receipt of interest -- reported as $360,000 each per year -- and the principal of the notes. The 1996 10-K acknowledges that Greenfield and Seidner "retain a substantial economic interest in the Private Company." (at p. F-14-15). Again, no discovery was undertaken by derivative counsel relating to this transfer of interest, the circumstances surrounding Greenfield and Seidner's remaining interests in the Private Company and the relationship they still have with Fred J. Love, who now owns the Private Company, was one (...continued) are more favorable to the Private Company than under the previous relationship, at least as disclosed in public filings. The proponents of the Proposed Settlement have mentioned to Objectors that they have secured a fairness opinion concerning the Proposed Settlement. Any such fairness opinion, if one exists, has also not been the subject of any discovery. Moreover, no report issued by the Independent Committee detailing its methodology, analysis and conclusions has been provided or tested through discovery. The only document received by Objectors was not provided until April 9, 1997, and merely provides a value on the licensed stores to be transferred to Jennifer.

                  On March 12, 1997, Objectors saw the notice of settlement printed in the Wall Street Journal. Objectors attempted to obtain more information concerning the Proposed Settlement, but were rebuffed. Objectors then retained counsel to aid in the investigation and to advise on the decision of whether to object to the Proposed Settlement. Counsel contacted Martin Stein, Esq., of Phillips, Salman & Stein, Jennifer's attorneys in these derivative actions, to obtain various documents, including the Colnes Report. Mr. Stein refused. Lee Squitieri, Esq., of Abbey, Gardy & Squitieri, derivative

                                       24
---------
          (10)(...continued)
of the Controlling Directors of Jennifer, who still owns a substantial number of shares in Jennifer, and who is also Greenfield's brother-in-law.

plaintiffs' lead counsel, agreed to meet with Objectors and counsel concerning the Proposed Settlement. Unfortunately, because of his unavailability, he was unable to schedule a meeting until March 24. Mr. Squitieri indicated that he would not provide any documents because they had been obtained pursuant to a Confidentiality Stipulation. Objectors' counsel's request to meet with the members of the Independent Committee was also refused. Almost every request for documents has either been flatly refused or would only be provided subject to conditions making review fruitless.

                  In sum, the entire process -- beginning with the events prompting the Colnes Report, the request itself, to the appointment of the Independent Committee whose actions are the exclusive basis for derivative plaintiffs' counsel supporting the Proposed Settlement, to the assessment of the Colnes Report, to the actual negotiation process, through the execution of the New Agreements -- has been shrouded in secrecy. As a result, Objectors have been effectively stonewalled in their effort to obtain the information necessary to properly and independently, evaluate the terms of the Proposed Settlement.

                                    ARGUMENT

                             THE PROPOSED SETTLEMENT

                             SHOULD NOT BE APPROVED

                  The burden of proving that a Proposed Settlement is fair and adequate in light of the interests of all of the parties falls squarely on its proponents. A settlement will not be approved if it is:

                  a)       unfair to some of the parties;
                  b)       not the result of arms-length negotiation; or
                  c)       not based on sufficient information.

7C C. Wright, A. Miller & M. Kane, Federal Practice & Procedure
Section 1839 (1986). Here, the proponents of the Proposed Settlement cannot meet their burden on any of these grounds.

                  A.       Neither the Court Nor Objectors Have
                           Sufficient Information to Determine the
                           Fairness of the Proposed Settlement.

                  There has been no discovery as to the fairness of the Proposed Settlement. Moreover, there has been no formal document discovery on any issues. There have been no depositions taken of anyone, including the Controlling Directors, Michael Colnes, or the Independent Committee. The complaints have not been answered. The Colnes Report has not been made available to Objectors or their counsel or, for that matter, to the Court. Under these circumstances, this Court cannot possibly approve the Proposed Settlement at this time.

                  A court must never rubber-stamp a derivative action settlement proposal. Seigal v. Merrick, 590 F.2d 35, 38 (2d Cir. 1978). Thus, in passing on the settlement of a derivative suit, this Court must have apprised itself of all facts necessary for an intelligent and objective assessment of the probabilities of ultimate success should the claim be litigated. Saylor v. Lindsley, 456 F.2d 896, 904 (2d Cir. 1972); Krasner v. Dreyfus Corp., 500 F. Supp. 36, 44-45
(S.D.N.Y. 1980) (Court refuses to approve settlement in light of lack of evidence as to the best possible recovery and the probable recovery); Fricke v. Daylin, Inc., 66 F.R.D. 90, 97 (E.D.N.Y. 1975) ("At the very least, the district court must possess sufficient evidentiary facts to show the fairness of the proposed settlement"). Without the benefit of any substantive discovery, this Court's ability to fully assess the merits of the claim, review how the settlement was reached, and properly protect the interests of the public shareholders, is impossible.

                  Moreover, Objectors are entitled to a reasonable opportunity to engage in discovery, especially in light of the failure of derivative plaintiffs' counsel to do so. In Girsh v. Jepson, 521 F.2d 153 (3d Cir. 1975), the Third Circuit reversed the district court's approval of a class and derivative action settlement which was reached soon after discovery commenced. The court found that the objector was not afforded an adequate opportunity to test by discovery the strengths and weaknesses of the proposed settlement. Id. at 157. Accord Saylor v. Basted, 78 F.R.D. 150, 153 (S.D.N.Y. 1978).

                  Here, Objectors have not been afforded any opportunity to test the Proposed Settlement and weigh it against the potential recovery. Nor have they been able to review the merits of the claims being released. All requests for documents have been refused. Interview requests have been denied. The New Agreements are purposely obscure. Objectors have not been provided with a copy of any "fairness opinion," or any reports relating to the methodology, analyses and conclusions of the Independent Committee. Nor has the independence of Bohn and Coyle ever been tested through discovery. Finally, the only persons who have ever been provided access to the books of the Private Company are the Controlling Directors or persons they retained.

                  Before this Court approves the Proposed Settlement, it must be satisfied that it has been presented with sufficient information. Since derivative plaintiffs' counsel has declined to conduct any discovery whatsoever, Objectors should be afforded the opportunity to conduct discovery and present to the Court the evidence required to adequately evaluate the settlement on a properly developed record. See Joy v. North, 692 F.2d 880, 893 (2d Cir. 1992) ("We simply do not understand the argument that derivative actions may be routinely dismissed on the basis of secret documents. [T]he committee must disclose to the court and the parties not only its report but all underlying data."), cert. denied, 103 S.Ct. 1498 (1983); In re Par Pharmaceutical, Inc. Derivative Litig., 750 F. Supp. 641, 647 (S.D.N.Y. 1990) (Court refuses to grant special litigation committee's motion to dismiss derivative action where "the Committee has yet failed to document in any manner its procedures, reasoning or conclusions."); Peller v. The Southern Co., 707 F. Supp. 525, 529 (N.D. Ga. 1988) (Lack of independent committee's good faith found where the committee relied on counsel to outline and conduct all interviews and then prepare interview summaries that contain "privileged information" in order to insulate its investigation from scrutiny.), aff'd, 911 F.2d 1532 (11th Cir.
1990).

                  B.       The Settlement Did Not Result From
                           Arms-Length Negotiations.

                  A settlement that does not result from true, arms-length negotiation will not be approved. Here, derivative plaintiffs' counsel did not participate in any of the negotiations concerning the Proposed Settlement. The deal was struck by the so-called "independent directors" and was presented to derivative counsel as a fait accompli. Since the independence of these directors was never tested, and since derivative plaintiffs' counsel, who is supposed to protect Jennifer and its public shareholders, did not meaningfully participate in the negotiations, the question that remains unanswered is who was and is protecting the interests of Jennifer's public shareholders?

                  If the Court is not satisfied that the terms of the Proposed Settlement resulted from arms-length negotiations, by persons uninterested in the outcome, then approval will be withheld, irrespective of the fairness of the terms. See Clark v. Lomas & Nettleton Financial Corp., 625 F.2d 49, 54 (5th Cir. 1980), cert. denied, 450 U.S. 1029 (1981); In re Oracle Secs. Litig., 829 F. Supp. 1176, 1186-1190 (N.D.
Cal. 1993).

                  Delaware law provides for a two-part test to determine whether to approve an independent committee's decision to compromise a derivative suit:


                  First, the Court should inquire into the independence and good faith of the committee and the bases supporting its conclusions. Limited discovery may be ordered to facilitate such inquiries. The corporation should have the burden of proving independence, good faith and a reasonable investigation, rather than presuming independence, good faith and reasonableness. If the Court determines either that the committee is not independent or has not shown reasonable bases for its conclusions, or if the Court is not satisfied for other reasons relating to the process, including but not limited to the good faith of the committee, the Court shall deny the corporation's motion. If, however the Court is satisfied under Rule 56 standards that the committee was independent and showed reasonable bases for good faith findings and recommendations, the Court may proceed, in its discretion, to the second step. The second step provides, we believe, the essential key in striking the balance between legitimate corporate claims as expressed in a derivative stockholder suit and a corporation's best interests as expressed by an independent investigating committee. The Court should determine, applying its own independent business judgment, whether the motion should be granted.

Zapata Corp. v. Maldonado, 430 A.2d 779, 788-89 (Del. 1981) (Involving a motion to dismiss a derivative action recommended by a litigation committee).

                  Thus, the first step is to examine the independence and good faith of the committee, keeping in mind "that directors are passing judgment on fellow directors in the same corporation and fellow directors, in this instance, who designated them to serve both as directors and committee members." Id. at
787. Of course, in the instant case the situation is even more attenuated because these directors are not only passing judgment on the Controlling Directors who appointed them, but the shareholders have never been given the opportunity to vote on the propriety of appointing these directors, with all the attendant necessary disclosures.

                  Although the Delaware Supreme Court has held that there is no single test for director independence, courts analyze all influences on a director's performance, especially in relation to the challenged decision, and evaluate that director's actual ability to render an independent judgment. See Cinerama, Inc. v. Technicolor, Inc., 663 A.2d 1156, 1167 (Del. 1995) (the "actual person" test requires an independent judicial determination regarding the materiality of the actual director's self-interest); Pogostin v. Rice, 480 A.2d 619, 624 (Del. 1984) (Directorial interest exists whenever divided loyalties are present, and the "question of independence flows from an analysis of . . . the influences upon the directors' performance generally, and more specifically in respect to the challenged transaction.")

                  The circumstances surrounding the appointment of Bohn and Coyle, including their appointment by the Controlling Directors, leads to at least a question as to their independence. At the very least, derivative plaintiffs' counsel should have undertaken discovery as to the independence and good-faith of the committee. Such an investigation was especially compelling here, because the shareholders of Jennifer never had the opportunity to confirm their appointment through an election, as the Controlling Directors have not seen fit to hold a shareholders meeting for three years. Moreover, there has been little public disclosure concerning these two directors.

                  The process by which Bohn and Coyle reached their decision to compromise claims found to be meritorious by a former independent director, independent counsel and independent accountants is also relevant to their own independence and good- faith. See In Re Par Pharmaceutical, Inc. Derivative Litig., 750 F. Supp. 641, 647-648 (S.D.N.Y. 1990); Zapata Corp. v. Maldonado, 430 A.2d 779, 789 (Del. 1980); cf. Cinerama Inc. v. Technicolor, Inc., 663 A.2d 1156, 1174-75 (Del. 1995) (Courts can properly consider a director's reliance on special legal counsel and on a financial advisor). Thus, derivative plaintiffs' counsel was obligated to conduct discovery concerning the process leading to the Proposed Settlement. For example, did the committee employ truly independent financial advisors? Did the committee employ truly independent legal counsel? What is the basis for any fairness opinion? What prompted the substantial lapse of time between the 1996 Memorandum and the current Proposed Settlement? None of these questions were asked, let alone answered, during the course of this litigation. For these reasons alone, the Proposed Settlement should not be approved.

                  C.       The Proposed Settlement Is Unfair To
                           Jennifer And Its Public Shareholders.

                  From what little information has been made available to Objectors, it appears that the New Agreements comprising the Proposed Settlement, not only fail to provide a substantial benefit to Jennifer and its public shareholders, but continue the course of abusive self-dealing which prompted these derivative actions to be filed in the first place. The terms of the New Agreements actually appear less favorable to Jennifer than the prior arrangements disclosed publicly. Rather than requiring the self-dealing Controlling Directors to pay restitution to Jennifer, the Proposed Settlement binds Jennifer to the Private Company for at least two years, and bars any additional or future claims from ever being asserted. Further, there also are no prophylactic measures included in the Proposed Settlement to prevent similar future conduct by the Controlling Directors. In sum, the Controlling Directors lose nothing and gain more favorable terms in their self-dealing.

                  In addressing an application to approve a settlement pursuant to Rule 23.1, which will bind absent and non-assenting shareholders, the Court must determine if the proposal is fair, reasonable and adequate. Goldsholl v. Shapiro, 417 F. Supp. 1291 (S.D.N.Y. 1976). The burden is on the proponents to show that a proposed settlement meets this standard. Maher v. Zapata, 714 F.2d 436, 454 (5th Cir. 1983); Fricke v. Daylin, Inc., 66 F.R.D. 90, 97 (E.D.N.Y.
1975). In all cases of settlement approval, the Court is called upon to balance the likelihood of recovery in the action against the benefits of the compromise. Seigal v. Merrick, 590 F.2d 35, 38 & n.2 (2d Cir. 1978); Goldsholl v. Shapiro, 417 F. Supp. 1291 (S.D.N.Y. 1976); Fricke v. Daylin, Inc., 66 F.R.D. 90, 97
(E.D.N.Y. 1975). "The Court is, in a sense, a third party to the settlement negotiations; a participant whose task it is to insure the protection of all stockholders of the corporation." Goldsholl, 417 F. Supp. at 1296. Thus, even if the proponents can establish that Bohn and Coyle were independent and acted in good-faith in reaching the settlement agreement, the Proposed Settlement should still not be approved because the Court is obligated to independently assess whether their decision to compromise adequately protects the interests of the corporation and its shareholders. Peller v. The Southern Co., 707 F. Supp. 525. 527 (N.D. Ga. 1988), aff'd, 911 F.2d 1532 (11th Cir. 1990);
Zapata Corp. v. Maldonado, 430 A.2d 779, 788-89 (Del. 1981); In re Maxxam, Inc., 659 A.2d 760, 767 (Del. Ch. 1995); Accord Joy v. North, 692 F.2d. 880, 891 (2d
Cir. 1982) (Connecticut law), cert. denied, 103 S.Ct. 1498 (1983).

                  In addition to the absence of a qualitative and probing assessment of the merits and value of the released claims, any benefits of the Proposed Settlement claimed by its proponents are illusory. Jennifer no longer needs to rely on the Private Company. Whatever justifications may have existed for these inter-company transactions in 1986, at the time Jennifer was created, they are no longer present. In 1986, it was at least arguable that in order to avoid expending capital to develop an infrastructure, Jennifer should employ many of the Private Company's facilities. Today, Jennifer dwarfs the Private Company economically and has done so for a number of years. It no longer makes financial sense to continue to rely on the Private Company's facilities, because, in essence, Jennifer is simply transferring the benefits derived from its size (i.e., economies of scale and the power of buying in volume) from its public shareholders to the smaller Private Company. It is frankly ludicrous for Jennifer, the larger public company to pay its substantially smaller affiliated Private Company for these services. And it is disingenuous to bind Jennifer to terms less favorable than it previously enjoyed, and try to pass it off as part of a favorable settlement.

                  Moreover, the public shareholders of Jennifer are harmed by the continuation of the self-dealing. The value of their shares is deflated by the perception in the trading market that Jennifer remains dominated by the Controlling Directors who place their own interests above those of its public shareholders and that the Proposed Settlement merely maintains the status quo. Allowing the self-dealing and hidden transactions to continue will only serve to deflate the shareholders' equity.

                  The proponents of the Proposed Settlement will likely cite to the transfer to Jennifer of a number of limited partnerships and South Florida Holding Corp. ("S.F.H.C."), all of which currently own licensed stores, as providing a substantial benefit to Jennifer. This benefit is illusory, and in any event, has nothing to do with these derivative actions. First, the limited partnerships and S.F.H.C. are licensed by Jennifer not the Private Company. The Private Company is not related to these entities. Thus, the transfer of the interests, first to the Private Company who will then, in turn, transfer them to Jennifer appears to be designed solely to make it appear that a benefit is being received from the Private Company to Jennifer. Secondly, Jennifer is already the General Partner in each of these limited partnerships. Third, Jennifer is receiving an income stream based on royalties from the limited partnerships, so any "benefit" must be reduced by the loss of that income. Fourth, Jennifer is providing stock warrants to the limited partners in exchange for the interests. Fifth, Jennifer is releasing all claims it has against these entities. Sixth, at least two years ago, Jennifer announced that it was going to buy back and operate its licensed stores. Thus, tying the transfer into the Proposed Settlement is a disingenuous attempt to add "value" to the settlement where none exists.

                  The chances of a substantial recovery in these derivative actions, on the other hand, appear to be very real even without having reviewed the Colnes Report. While one can expect the proponents of the Proposed Settlement to employ the tired, usual boilerplate rhetoric about the uncertainty of any recovery, the costs of litigation, and that the law favors the settlement of disputes, the derivative actions assert real claims of substantial self-dealing, hidden transactions, and public misrepresentations. These claims were found meritorious by the only truly independent persons in this entire episode, i) Michael Colnes, a former outside, independent director, ii) Schulte, Roth & Zabel, and iii) Ernst & Young. In any event, there simply is not enough information available for the Court or Objectors to properly weigh the likelihood and amount of a recovery should these actions be fully litigated against the benefit from the Proposed Settlement.

                                   CONCLUSION

                  The Proposed Settlement attempts to create an illusion of benefit to Jennifer where none exists. To the contrary, the Proposed Settlement represents a continuation of the over-reaching and unfair self-dealing which prompted the filing of the derivative actions in the first place. At the same time, the proponents of the Proposed Settlement seek to keep secret the process by which the Proposed Settlement was reached and deny access to documents and other information to those who wish to scrutinize the Proposed Settlement and the claims sought to be released. Under these circumstances and for all of the foregoing reasons, the Proposed Settlement should not be approved pursuant to Fed. R. Civ. P. 23.1.

Dated:  New York, New York
            April 11, 1997

                                              COLEMAN & RHINE LLP


                                              By: /s/ Howard I. Rhine
                                                  ------------------------
                                                 Howard I. Rhine (HIR-1961)

                                              Attorneys for Objectors
                                              Wexford Management, LLC
                                                Kenneth Grossman, Zachary
                                                Goldwyn I.R.A., Anthony
                                                Pacchia and Amir Shaked
                                              1120 Avenue of the Americas
                                              New York, New York  10036
                                              (212) 840-3330
Of Counsel:

         Bruce S. Coleman
         Mark S. Pomerantz